UBL INTERACTIVE, INC.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

September 20, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman, Esq., Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Ivan Griswold, Esq., Staff Attorney
Morgan Youngwood, Staff Accountant

Re:	UBL Interactive, Inc.
Registration of Securities on Form 10
Filed May 14, 2013
File No. 000-54955

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 3 to the above-referenced Registration Statement on Form 10, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated September 6, 2013 relating to the above-referenced registration statement of UBL Interactive, Inc. (“UBL” or the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Item 1. Business

General

1. We have reviewed your response to prior comment 1; please also tell us whether you believe that the scope of the business services you offer corresponds to the scope of location based services discussed in the Strategy Analytics study. If you offer services that are significantly more limited in scope than the services discussed in the study, please revise to explain why information related to the size of the location based service market discussed in the survey is being provided to investors, and ensure that the disclosure clearly explains that the aggregate market data provided does not directly correlate to your market opportunity.

Response: The Company’s products service a subset of the total "location based services". There are no independent studies related to the specific services provided by the Company as most companies offer different blends of features. Therefore to provide readers with a view of the Company's market opportunity, it provides data on the total market size (of which it is a subset) and data on the numbers of business locations per country and its average revenue per unit. The Company has revised to remove the disclosure.

Overview, page 3

2. As requested in prior comment 2, please provide us with an analysis supporting your conclusion that your business is not substantially dependent on your agreements with the data aggregators. Alternatively, file any other such agreements upon which you are substantially dependent. See Item 601(b)(I0)(ii)(B) of Regulation S-K.

Response: The Company is filing as Exhibit 10.18, its Data Contribution and Service Agreement with InfoGroup dated as of August 21, 2008 as subsequently amended. InfoGroup’s Express Update service is one feature among, many in its packages and is not sold on its own. The Company’s data aggregator agreement with InfoGroup is the only data aggregator agreement which requires certain payment or performance commitment by the Company.  The Company maintains agreements with other data aggregators on an unpaid basis. The Company’s contract with Acxiom, another data aggregator, expired on August 31, 2013. The Company believes the termination of any of its contracts with data aggregators would not significantly affect the Company’s results of operations. The Company believes that in the event of the termination of its contracts with existing data aggregators it will be able to enter into contracts with other data aggregators.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.           We note your response to prior comment 6, and the timeline during which you launched new products during calendar year 2011. However, certain of the product launch dates are not provided with sufficient specificity, to allow reconciliation with the disclosures contained on page 15 of your Form 10 filed on May 14, 2013. Please tell us with specificity which new products you referred to when you stated that you introduced new products during:

• The fiscal ended September 31, 2012; and
• The three months ended December 31, 2012.

Response:  When the Company referred to new product introductions and improvements on page 15 of its Form 10 filed on May 14, 2013, the Company was referring to the product introductions and improvements which had occurred prior to its reporting periods ending September 30, 2012 and December 31, 2012.  The products to which it referred are highlighted with an underscore on the following dated list.

To the best of the Company’s ability to research historical release dates of its products, the following list presents the major product release and product improvement dates through the history of the Company.

Product Release Dates

On or around February 1, 2010
•	Basic

On or around April 15, 2010
•	Preferred
•	Premium
•	Professional
•	Canadian Listing
•	UK Listing

On or around November 22, 2010
•	Location Monitor

On or around March 4, 2011
•	Essential
•	Premium was substantially updated with additional features
•	Pro-Social

On or around April 16, 2012
•	UBL Express

On or around June 7, 2013 the company launched
•	Australian Essential
•	Australian Professional

Item 6. Executive Compensation, page 30

4. You state that you erroneously indicated that the option grants were issued as compensation to the officers for taking less compensation than that provided for under their employment contracts. Please expand your response to clarify whether the company had any unpaid salary to officers at applicable balance sheet dates.

Response: Set forth below is the salary unpaid salary to the officers at the dates noted and is included in the accounts payable and accrued liabilities line item on the Balance sheet:

September 30, 2011
Chris Travers      $81,293.10
Doyal Bryant        $81,293.10

September 30, 2012
Chris Travers      $186,731.00
Doyal Bryant        $186,731.00

December 31, 2012
Chris Travers      $202,115.64
Doyal Bryant        $198,269.46

March 31, 2013
Chris Travers     $229,038.75
Doyal Bryant       $229,038.72

June 30, 2013
Chris Travers     $252,115.69
Doyal Bryant       $255,000.27

5. Exchange Act Rule 13a-15(e) provides that effective controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. We note that in your 10-Q for the period ended June 30, 2013, you conclude that your disclosure controls and procedures were effective as of the end of referenced period. Please tell us what consideration management gave to the identified errors concerning the basis on which options were issued in evaluating the effectiveness of your disclosure controls and procedures.

Response: Management believes the identified error concerning the basis on which options were issued to be an isolated incidence and is not dispositive of the effectiveness of the Company’s overall control environment. Furthermore, the error in question had no effect on the Company’s financial statements.  The Company discussed the incident with its independent registered public accountant and both they and management agreed that this was an isolated incident and not indicative of the overall control environment.

Item 10. Recent Sales of Unregistered Securities, page 33

6. We reissue prior comment 12, as we are unable to locate the total number of investors in certain of the transactions.

Response: The Company has revised to ensure that the total number of investors is identified.

We trust that the foregoing addresses the comments of the Staff. If you have any questions, please contact Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (646) 810-2184.

Very truly yours,

/s/ Doyal Bryant
Doyal Bryant